Exhibit 99.5

CERTIFICATE

Pursuant to subsection 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), and in connection with the annual and special meeting of the shareholders of Americas Silver Corporation (the “Corporation”) to be held on May 15, 2019, or any adjournment or postponement thereof (the “Meeting”), the undersigned, Peter McRae, Sr. Vice President, Corporate Affairs & Chief Legal Officer of the Corporation, hereby certifies for and on behalf of the Corporation (and not in a personal capacity) that the Corporation:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;
(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and
(c)	is relying upon section 2.20 of NI 54-101 in connection with the Meeting.

Dated as of this 24th day of April, 2019.

                            AMERICAS SILVER CORPORATION

By: “Peter McRae”                                   .
Peter McRae
Sr. Vice President, Corporate Affairs &
Chief Legal Officer